Schedule A

Owners & Executive Officers

Direct Owners (9)   Indirect Owners (3)

Full Name	Type of Entity	Title / Status	Date Status Acquired	Ownership %	Control Person	Public Reporting Company
GREG PRATNICKI	Individual	ANTI - MONEY LAUNDERING COMPLIANCE OFFICER	09/01/2021	Less Than 5%	Y	N
RALSTON PERMAR JR ROBERTS	Individual	CHIEF EXECUTIVE OFFICER	04/01/2021	Less Than 5%	Y	N
DAVID SETH SIERADZKI	Individual	ASSOCIATE GENERAL COUNSEL, CHIEF COMPLIANCE OFFICER (BROKER DEALER, NON-CBOE/C2)	11/01/2020	Less Than 5%	Y	N
JULIE MARIE SISKOVIC	Individual	CHIEF COMPLIANCE OFFICER (BROKER-DEALER, CBOE/C2)	11/01/2019	Less Than 5%	Y	N
LAURE E RICHMOND	Individual	CHIEF FINANCIAL OFFICER	09/01/2019	Less Than 5%	Y	N
ALICE M KENNIFF	Individual	ASSOCIATE GENERAL COUNSEL AND CHIEF COMPLIANCE OFFICER (INVESTMENT ADVISER)	09/01/2016	Less Than 5%	Y	N
LUKE MAURO	Individual	HEAD OF OPERATIONS	02/01/2014	Less Than 5%	Y	N
FARON ROSS WEBB	Individual	GENERAL COUNSEL	01/01/2014	Less Than 5%	Y	N
INSTINET HOLDINGS INCORPORATED	Domestic	DIRECT OWNER	12/01/2005	75% Or More	Y	N